SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No.10)*




                           Sales Online Direct, Inc.
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                                (Name of Issuer)

               Common Stock of the Par Value of $0.001 Per Share
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                         (Title of Class of Securities)

                                   794661108
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                                 (CUSIP Number)

Frank R. Goldstein, Sidley Austin Brown & Wood LLP, 1501 K Street, NW,
                           Washington, D.C. 20005;
                                 (202) 736-8000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                October 9, 2002
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

-------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------
CUSIP No. 794661108
------------------------------

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1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Marc L. Stengel
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) |_|

                                                                   (b)  X(1)
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3   SEC USE ONLY
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4   SOURCE OF FUNDS*  OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
                                                                        |_|
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6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States of America
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NUMBER OF          7     SOLE VOTING POWER

SHARES
                              5,918,719
                   -----------------------------------------------------------
BENEFICIALLY       8     SHARED VOTING POWER

OWNED BY
                               -0-
                   -----------------------------------------------------------
EACH               9     SOLE DISPOSITIVE POWER

REPORTING
                              5,918,719
                   -----------------------------------------------------------
PERSON             10    SHARED DISPOSITIVE POWER

WITH                           -0-

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,918,719
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       4.92%(2)
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-------------------------
1  Footnote 1 to Item 2 of the Cover Page of Stengel's Schedule 13D, filed on
     May 31, 2001 with the Securities and Exchange Commission ("SEC"), is incorporated by reference herein. The Maryland case was settled among all the parties thereto pursuant to a Settlement Agreement dated October 23, 2001.

2 Assumes 120,157,447 shares of common stock of the Company are outstanding, as reported by the Company in the Company's Form 10-QSB filed with the SEC for the Company's fiscal quarter ended June 30, 2002.

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14  TYPE OF REPORTING PERSON*

        IN
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                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION



                                  Schedule 13D


Item 1.  Security and Issuer

       This statement on Schedule 13D relates to the shares of common stock, par value of $0.001 per share (the "Common Stock"), of Sales Online
Direct, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 4 Brussels Street, Suite 220, Worcester, Massachusetts 01610, as reported by the Company in the Company's Form 10-QSB filed with the Securities and Exchange Commission (the "SEC") for the Company's fiscal quarter ended June 30, 2002.

Item 5.  Interest in Securities of the Issuer

       (a) As of the close of business on October 9, 2002, Stengel beneficially owned 5,918,719 shares of the Common Stock of the Company, that represented as of the close of business on October 9, 2002, 4.92% of the issued and outstanding Common Stock of the Company, based on the 120,157,447 shares of Common Stock outstanding, as reported by the Company in the Company's Form 10-QSB filed with the SEC for the Company's fiscal quarter ended June 30, 2002.
       (b) Stengel has sole power to vote and sole power to dispose of all shares of Common Stock of the Company beneficially owned by Stengel.
       (c) A description of all transactions in the Common Stock of the Company that were effected by Stengel since the most recent filing on Schedule 13D is set forth on Schedule A attached hereto and incorporated by reference herein.
       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Stengel's shares of Common Stock of the Company.
       (e) Stengel ceased to be the beneficial owner of more than five percent of the outstanding shares of the Company's Common Stock on or about October 9, 2002.

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 15, 2002





                                         By:  /s/ Marc L. Stengel
                                            ----------------------
                                            Marc L. Stengel

                                   SCHEDULE A
                     Schedule of Transactions in the Shares

                                                  No. of          Price Per
           Name                 Date            Shares Sold        Share(1)
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Common Stock,
Par Value $0.001
Per Share                 March 18, 2002           10,000          0.48
                                                   10,000          0.50
                          March 19, 2002            2,500          0.57
                                                   10,000          0.555
                                                   11,050          0.55
                                                   10,000          0.53
                                                    8,000          0.51
                                                   10,000          0.50
                          March 20, 2002              350          0.55
                                                    1,000          0.52
                                                   21,000          0.45
                          March 21, 2002           10,000          0.52
                                                    3,500          0.51
                                                   10,000          0.50
                                                   10,000          0.49
                          March 22, 2002            3,000          0.48
                                                   10,000          0.47
                          March 25, 2002           10,000           .41
                          March 26, 2002           10,000          0.295
                                                    6,000          0.30
                                                    1,000          0.335
                                                    1,000          0.38
                          March 27, 2002            5,000          0.245
                                                    3,000          0.246
                                                   10,000          0.255
                                                    5,000          0.26
                          March 28, 2002            5,000          0.24
                                                    5,000          0.235

                                                  No. of          Price Per
           Name                 Date            Shares Sold        Share(1)
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                                                    5,000          0.23
                                                    5,000          0.215
                                                    5,000          0.19
                                                   10,000          0.205
                          April 1, 2002            10,000           .28
                                                   10,000          0.27
                          April 2, 2002            10,000          0.28
                                                   10,000          0.27
                          April 3, 2002            10,000          0.25
                          April 4, 2002            10,000          0.175
                          April 5, 2002            10,000          0.1825
                          April 9, 2002             5,000          0.18
                          April 10, 2002            5,000          0.165
                          April 11, 2002           10,000          0.165
                          April 12, 2002           10,000          0.15
                          April 15, 2002            5,000          0.17
                          April 16, 2002            4,500          0.175
                          April 17, 2002            1,000          0.185
                                                    5,000          0.18
                                                    5,000          0.17
                          April 18, 2002            5,000          0.195
                                                    5,000          0.185
                          April 19, 2002            5,000          0.165
                          April 22, 2002            5,000          0.1675
                          April 23, 2002            2,500          0.175
                          April 24, 2002            5,000          0.1825
                          April 25, 2002            5,000          0.175
                          April 26, 2002           10,000          0.17
                                                    5,000          0.165
                          April 29, 2002            5,000          0.165
                          April 30, 2002           15,000          0.17
                          May 1, 2002               5,000          0.23
                                                   10,000          0.17
                          May 2, 2002               5,000          0.26
                                                   10,000          0.235

                                                  No. of          Price Per
           Name                 Date            Shares Sold        Share(1)
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                          May 3, 2002               5,000          0.23
                                                    5,000          0.20
                                                    5,000          0.19
                                                    5,000          0.18
                          May 6, 2002               5,000          0.18
                          May 7, 2002               5,000          0.19
                                                   15,000          0.18
                          May 8, 2002              10,000          0.20
                                                   10,000          0.195
                                                    5,000          0.17
                          May 9, 2002              10,000          0.18
                          May 20, 2002              5,000          0.155
                          May 24, 2002             10,000          0.14
                                                    5,000          0.136
                          May 31, 2002             20,000          0.125
                          June 3, 2002             10,000          0.09
                                                   10,000           .085
                          June 5, 2002              5,000          0.12
                                                   10,000          0.115
                                                   10,000          0.105
                                                    5,000          0.088
                          June 6, 2002             10,000          0.10
                          June 7, 2002             10,000          0.10
                          June 10, 2002            10,000          0.098
                          June 11, 2002            10,000          0.096
                          June 12, 2002             6,000          0.096
                          June 13, 2002             7,000          0.09
                          June 14, 2002            10,000          0.085
                          June 18, 2002            10,000          0.085
                          June 19, 2002             5,000          0.086
                          June 21, 2002             5,000          0.086
                          June 24, 2002             5,000          0.078
                                                    5,000          0.08
                          June 26, 2002             5,000          0.08
                          June 27, 2002             5,000          0.08

                                                  No. of          Price Per
           Name                 Date            Shares Sold        Share(1)
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                          June 28, 2002             5,000          0.085
                          July 16, 2002            10,000          0.073
                          July 18, 2002            10,000          0.075
                          July 22, 2002            10,000          0.073
                          July 29, 2002             5,000          0.077
                                                   10,000          0.075
                          July 30, 2002             3,000          0.075
                          July 31, 2002             5,000          0.077
                                                    1,000          0.076
                                                    2,000          0.074
                          August 1, 2002           10,000          0.08
                          August 2, 2002            3,500          0.1275
                                                    1,000          0.12
                                                    5,000          0.105
                          August 5, 2002            1,000          0.115
                                                    1,000          0.11
                                                   10,000          0.105
                          August 6, 2002            6,000          0.105
                          August 7, 2002           10,000          0.10
                          August 22, 2002           1,000          0.10
                                                    5,000          0.095
                          August 26, 2002          10,000          0.093
                                                    5,000          0.091
                                                    5,000          0.09
                          September 16, 2002        2,000          0.06
                          October 9, 2002           1,000          0.052
                                                  854,900 (Total)

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1  Does not include brokerage commission.